Exhibit 99.5

FLAMEL TECHNOLOGIES S.A.
FIVE YEAR SUMMARY FINANCIAL INFORMATION
(in Euros)
FRENCH GAAP STANDARDS

	1998	1999	2000	2001	2002

Capital at year-end
Capital stock per value	1,578,057	1,578,057	1,975,445	1,975,445	1,975,445
Number of ordinary shares	12,939,215	12,939,215	16,197,590	16,197,590	16,197,590

Operations and income for the year
Total product revenues	8,538,395	10,171,254	10,187,580	14,615,522	19,503,641
Income before taxes, profit sharing and allowances for amortization and provisions	(7 379 650)	(4 745 219)	(6 556 103)	(1 868 332)	4,070,439
Income tax (credit)	(1 121 255)	15,245	54,545	15,425	(585 076)
Required profit sharing	None	None	None	None	None
Income after taxes, profit sharing and allowances for amortization and provisions	(7 255 197)	(6 252 698)	(7 028 718)	(2 850 032)	3,429,405
Dividends	None	None	None	None	None

Income per share
Income after taxes and profit sharing and before allowances for amortization and provisions	(0,49)	(0,37)	(0,41)	(2.68)	0.29
Income after taxes, profit sharing and allowances for amortization and provisions	(0,57)	(0,49)	(0,44)	(2,85)	0.21
Dividends per share	None	None	None	None	None

Personnel
Average number of employees	120	113	137	140	139
Total payroll	4,361,796	3,042,538	4,731,280	4,883,341	5,441,633
Total social charges	1,972,766	1,862,579	2,092,039	2,037,944	2,323,894